UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUCEMENT

  Clarifications regarding news published in the media

  São Paulo, November 27, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with Official Letter nº 327/2025/CVM/SEP-GEA-1 of November 26, 2025, which the Company was requested to comment on a news article published by Brazil Journal entitled “Ultrapar builds position in Rumo and approaches 5%”.

  The Company clarifies that, as publicly known and stated in its Reference Form, it is a strategic holding company responsible for capital allocation and long-term value creation. In this regard, and always aiming at the best interests of the Company, it remains attentive to investment and business opportunities both within and outside the stock market environment that align with the strategy.

  In this context, reaffirm the commitment to always disclose, when and if applicable, any material fact or decision that requires communication to the market, in accordance with applicable laws and regulations.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: November 27, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)